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September 19, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Acacia Research Corporation
         Registration Statement on Form S-3 and Prospectus Supplement filed pursuant to Rule 424(b)(5)
         Filed September 16, 2005
         File No. 333-128359

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Acacia Research Corporation (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 and the accompanying Prospectus Supplement filed pursuant to Rule 424(b)(5) (Registration No. 333-128359), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was erroneously tagged and subsequently refiled with the correct submission header.

Questions concerning this application for withdrawal may be directed to the Company's legal counsel, Raymond A. Lee of Greenberg Traurig, LLP at (714) 708-6500. Thank you for your assistance in this matter.

Sincerely,

/s/ Paul R. Ryan
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Paul R. Ryan
Chief Executive Officer